Mail Stop 4561

February 6, 2007

Mr. Jaime Rivera
Chief Executive Officer
Latin American Export Bank
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

     Re: Latin American Export Bank
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 001-11414

Dear Mr. Rivera:

     We have reviewed your letter filed on January 29, 2007 and have the following comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2005</u>

1. We note your response to comment one of our letter dated January 29, 2007 as well as our telephone conference on February 2, 2007. We continue to believe that the change in your process for estimating your allowance for loan losses should be accounted for as a change in estimate in accordance with paragraphs 31-33 of APB 20, as opposed to a change in accounting principle. However, at this point in time we will not pursue this matter solely on the basis of materiality. Despite our conclusion not to pursue, we wish to highlight the fact that the allowance for loan losses represents one of the most significant estimates in an institution's financial statements. As a result, management has a responsibility for ensuring that controls are in place to consistently determine the allowance in accordance with GAAP. In order to fulfill this responsibility, we believe management has an obligation to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the allowance for loan losses and the provision for loan losses. Management needs to ensure that the institution has adequate data capture and reporting systems to supply the information necessary to support and document its estimate of an appropriate allowance. We believe you should continue to enhance your methodology and record keeping to track company-specific data for both on and off-balance sheet loans.

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You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief